

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
Mr. Soo Cheol Hwang
Chief Financial Officer
SK Telecom Co., Ltd.
SK T-Tower 30th Floor
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea

> **Re:** **SK Telecom Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 333-04906**

Dear Mr. Hwang:

We have reviewed your response letter and have the following comment. As noted in our letter dated June 14, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

17. Provisions, page F-64

Cellular Services Segment, page 60

Critical Accounting Policies, Estimates and Judgments, page 75

1.   Please expand your disclosure in future filings to more fully explain your provision for handset subsidies, similar to what was provided in your response to comment three.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director